Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Investment in iQsim (Open Virtual SIM Platform Provider) and changes to Senior Management Roles

Hong Kong, Feb. 1, 2021 - UCLOUDLINK GROUP INC. ("UCLOUDLINK" or the “Company”) (NASDAQ: UCL), the world's first and leading mobile data traffic sharing marketplace, announced recent investment in iQsim, the leading provider of open virtual SIM (VSIM) platform and VSIM-enabled mobile devices based in France, through its Singapore subsidiary uCloudlink (Singapore) Pte. Ltd. (“Singapore UCLOUDLINK”) and UCLOUDLINK’s recent changes to its senior management roles.

1.	UCLOUDLINK’s Investment in iQsim

Singapore UCLOUDLINK subscribed to iQsim’s newly issued ordinary shares, representing around 31% of iQsim’s total issued and outstanding shares. In addition, Hong Kong uCloudlink Network Technology Limited (“HK UCLOUDLINK”) and iQsim will have their patents cross licensed.

iQsim’s Virtual SIM patented technology enables central SIM cards storage over the cloud and on-demand allocation of the SIM cards to mobile devices, which facilitate sharing SIM cards across multiple devices and allowing user to use the most appropriate SIM card. iQsim also has various applications such as data roaming for travelers, mobile testing, mobile communication and SIM card provisioning and deployment. Through the cooperation, iQsim will license its U.S. No. 8,938,232 patent and EP2595444B patent to HK UCLOUDLINK and HK UCLOUDLINK will also license its U.S. 9,548,780 and U.S. 9,432,066 patents to iQsim. Such licenses will be royalty free, fully paid-up, non-exclusive and non-transferrable.

“We are pleased to have UCLOUDLINK as an investor. This will help us strengthen our position in Europe for providing data solutions for the 5G and Internet-of-thing (IoT) market. It will help us improve our solutions and coverage for mobile testing solutions by leveraging common technologies and synergies.” said Philippe BESSAGUET, CEO and Co-founder of iQsim.

“The strategic investment in iQsim is an important component of our global investment which help us further expand our business in Europe faster and better to provide superior mobile data connectivity services to both carriers and users.” said Chaohui Chen, Director and CEO of UCLOUDLINK. “Leveraging this partnership, we will further expand our PaaS and SaaS ecosystem with mobile network operators (MNOs) and business partners in Europe. This cross-licensing cooperation will also enhance synergies of VSIM technology platform and our cloud SIM technology to facilitate the development of various aspects of application such as 5G and IoT solutions. The alliance enriches our patented technology and platform, new application scenarios and PaaS and SaaS ecosystem, which is integral to our global expansion to form a complete value circle at serving various business partners during the 5G cloud era.”.

2.	Changes to Senior Management Roles

UCLOUDLINK announced recent role changes for its senior management. Shubao Pei, currently Chief R&D Officer, will assume the role of Chief R&D Officer and Chief Supply Chain Officer. Zhongqi Kuang will no longer assume the role of Chief Supply Chain Officer.

These changes took effect on January 27, 2021.

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: http://ir.ucloudlink.com

About iQsim

iQsim is the leading provider of Open Virtual SIM Platform and VSIM enabled mobile devices. The iQsim’s Virtual SIM patented technology enables central SIM cards storage in the Cloud and on-demand allocation of the SIM cards to mobile devices. Main benefits are to share SIM cards across multiple devices and to always use the most appropriate SIM card. Applications are data roaming for travelers, mobile testing, mobile communication and mobile data for transportation. The company HQ is in Sophia-Antipolis, France.

For more information, please visit: http://www.iqsim.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com

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